FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      The Securities Exchange Act of 1934


                         For the month of January 2005


                       Commission File Number: 333-116770


                       Riverside Forest Products Limited
               --------------------------------------------------
                              (Registrant's Name)

               820 Guy Street, Kelowna, British Columbia, V1Y 7R5
               --------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

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                                 DOCUMENT INDEX


Document                                                                Page No.
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   1.     Management Agreement dated as of December 22, 2004 between
          Tolko Industries Ltd. and Riverside Forest Products Limited       3

                                       2
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                              MANAGEMENT AGREEMENT

          THIS AGREEMENT is dated for reference the 22nd day of December, 2004,

BETWEEN:

          TOLKO INDUSTRIES LTD., a Canadian company having an address at 3203 - 30th Avenue, Vernon, B.C. V1T 6M1

          (the "Manager")

AND:

          RIVERSIDE FOREST PRODUCTS LIMITED, a British Columbia company having an address at 820 Guy Street, Kelowna, British Columbia, V1Y 7R5

          (the "Company")

          WHEREAS the parties wish to enter into this Agreement to set forth the terms and conditions pursuant to which the Manager will manage the Business of the Company.

          NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each of the parties, the parties covenant and agree as follows:

1.     INTERPRETATION

1.1 Definitions. In this Agreement the following words will have the following meanings and any other terms defined elsewhere in this Agreement will have the meanings given to them in this Agreement:

       (a) "Agreement" means this agreement and any Schedules attached to this agreement, both as amended or supplemented from time to time;

       (b) "Business" means the business of harvesting timber and producing stud and dimension lumber, plywood, veneer, wood chips and manufacturing specialty lumber products for sale in Canada, the United States, Japan and other Asian markets, and in certain markets in the European union;

       (c) "Officers" means, collectively, J. Allan Thorlakson, President & Chief Executive Officer of the Company; Trevor Jahnig, Chief Financial Officer of the Company; John Thorlakson, Vice-President of the Company; and James Bradley Thorlakson, Vice-President of the Company; and

       (d) "Services" means the services described in Schedule A of this Agreement, as amended from time to time.

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1.2    Gender. In this Agreement words importing the singular number include the plural and vice versa and words importing the neuter gender include the masculine and feminine genders.

1.3 Headings. The headings appearing in this Agreement are inserted for convenience of reference only and will not affect the construction or interpretation of this Agreement.

1.4 Currency. All monetary amounts referred to in this Agreement are stated in Canadian currency.

1.5 Schedules. Schedule A is incorporated into and forms part of this Agreement.

2.     PROVISION OF SERVICES

2.1 The Services. The Manager will provide the Company with each of the Services set out in Schedule A with a view to maximizing the long term profitability of the Company, until such Services are terminated in accordance with this Agreement.

2.2 Standard of Care. The Manager will discharge its duties in performing the Services under this Agreement honestly and in good faith and, in connection with discharging those duties, will exercise the degree of care, diligence and skill that a reasonably prudent manager would exercise in similar circumstances in the industry (the "Standard of Care"). In addition, notwithstanding their employment as officers of the Manager, the Officers, as officers of the Company, are subject to the requirements of section 142 of the Business Corporations Act (British Columbia) when exercising their powers and performing their functions as officers of the Company.

2.3 Terms. The Manager will assign the Officers to perform Services described in Schedule A. The Manager will not use or otherwise assign any other of its employees to perform the Services without the prior written consent of the Company, not to be unreasonably withheld. The Manager will cause the Officers to devote the time required in order to perform the Services in accordance with the Standard of Care.

2.4 Qualified Personnel. The Manager represents and warrants to the Company that the Manager's employees who perform the Services will have the qualifications, experience and capabilities necessary to perform the Services.

2.5 Third Party Service Providers. The Manager may from time to time, when warranted in its judgement, employ the services of outside parties, including contractors, consultants and specialists (collectively, the "Agents") to provide the Services.

2.6 Performance of Services. The Manager will, acting reasonably and in compliance with the Standard of Care, have control over the performance of the Services and will determine the manner, methods, techniques and procedures for the performance of the Services. The Manager will:

       (a) determine, among other things, the Manager's work schedule, including days and hours of work, the order in which the work is to be performed and the amount of time spent by the Manager and the Manager's employees in providing the Services;

       (b) pay the Officers to perform the Services as it sees fit and at its sole liability and responsibility; and

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       (c)  be responsible for making all necessary withholdings and remittances for federal and provincial income taxes, unemployment insurance, workers' compensation and any other payments, deductions or remittances required by law in relation to the Manager's employees who perform the Services.

2.7 Relationship of the Parties. The relationship of the Manager and the Company is that of independent contractors. The Manager and the Company have only the powers and authority to act on behalf of and bind the other of them as are specifically granted in this Agreement.

2.8 Indemnity. The Company will indemnify and save harmless the Manager and its employees, including the Officers, from and against any liabilities, actions, suits, proceedings, claims, demands, losses, damages, costs or expenses (including, but not limited to, actual legal fees and disbursements charged to the Manager by the Manager's lawyers) which may be suffered or incurred by the Manager and its employees, including the Officers, as a result of the performance by the Manager of its obligations under this Agreement, except where such liabilities, actions, suits, proceedings, claims, demands, losses, damages, costs or expenses are the result of:

       (a) the negligence, fraud or wilful misconduct of the Manager or any party for whom the Manager is responsible at law; or

       (b) any breach by the Manager of the terms of this Agreement including, without limitation, any breach of the Standard of Care.

The Manager will indemnify and save harmless the Company from and against any liabilities, actions, suits, proceedings, claims, demands, losses, damages, costs or expenses (including, but not limited to, actual legal fees and disbursements charged to the Company by the Company's lawyers) which may be suffered or incurred by the Company as a result of:

       (a) the negligence, fraud or wilful misconduct of the Manager or any party for whom the Manager is responsible at law; or

       (b) any breach by the Manager of the terms of this Agreement including, without limitation, any breach of the Standard of Care.

3.     FEES FOR SERVICES

3.1 Management Fees. As consideration for the performance of the Services by the Manager, the Company will pay the Manager a monthly fee of $__________ ("Monthly Fee").

3.2 Incentive Fee. The Company will pay the Manager an incentive fee (the "Incentive Fee") for each fiscal year of the Company in which the Manager achieves the financial objectives of the business plan of the Company for that fiscal year, as determined in the sole discretion of the board of directors of the Company.

3.3 Expenses. In addition to the Monthly Fee and Incentive Fee set forth in sections 3.1 and 3.2, the Company will reimburse the Manager for expenses reasonably and necessarily incurred by the Manager in the performance of the Services, including the costs associated with the provision of Services by Agents, and if any such costs are incurred in the performance of the Services together with unrelated activities, a reasonable allocation of such costs (collectively, the "Expenses").

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3.4 Invoices. The Manager will not invoice the Company for the Monthly Fee or the Incentive Fee. Invoices and receipts will be provided to the Company for the Expenses. The Company will pay the full amount of all invoices to the Manager no later than 30 days following receipt of the invoice.

4.     TERM

4.1 Term. The term of this Agreement will be for a period commencing on the date of this Agreement and expiring at the end of the fiscal year of the Company. This Agreement will automatically renew for successive one year periods thereafter unless earlier terminated in accordance with the terms of paragraph 4.2 below.

4.2 Termination. This Agreement may be terminated at any time by either party upon 30 days prior written notice to the other party.

5.     CONFLICTS AND CONFIDENTIALITY

5.1 Parties. Throughout this Agreement each party will be referred to as the "Disclosing Party" in the context of it disclosing, or permitting access to, its Confidential Information and as the "Receiving Party" when it acquires, or is in the possession of, any other party's Confidential Information.

5.2 Confidentiality. For the purposes of this Agreement "Confidential Information" is information relating to the Disclosing Party's business, or to the business of its affiliates, associates and/or other related entities ("Related Entities") or customers, suppliers and other business partners ("Business Partners") that is not available to the general public including, without limitation, information relating to the business, trade secrets, customer, financial, corporate, marketing, product, research, technical, and/or personnel information of the Disclosing Party and any other information, in whatever form or medium, specifically identified by a Disclosing Party as confidential at the time of its disclosure, or the nature of which is such that it would generally be considered confidential in the industry in which the Disclosing Party does business.

5.3 Exclusions. The terms and conditions of this Article will not apply to any item of the Confidential Information which the Receiving Party can establish:

       (a) is, or becomes, readily available to the public other than through a breach of the obligations of any party to this Agreement; or

       (b) has been, or is later disclosed, lawfully and not in breach of any contractual or other legal obligation, to the Receiving Party by a third party.

5.4 Ownership of the Disclosing Party's Confidential Information. The Receiving Party acknowledges that the Confidential Information is and will be the sole and exclusive property of the Disclosing Party, its Related Entities or Business Partners, as applicable, and will be held in trust by the Receiving Party for such persons. The Receiving Party acknowledges that it will not acquire any right, title or interest in or to the Confidential Information or to any intellectual property or other proprietary rights related thereto, except pursuant to specific agreements between the Disclosing Party and the Receiving Party.

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5.5    Disclosure. The Receiving Party will keep all of the Confidential
Information in strict confidence and will not, without the prior written consent of the Disclosing Party, directly or indirectly, disclose, allow access to, transmit, transfer or make available to any person, firm, company, consultant, partnership, entity or other party ("Person"), for any use whatsoever, any of the Confidential Information, other than to a Person who:

       (a) is an officer, director, employee or consultant of the Receiving Party; and

       (b)  has a need to know this information; and

       (c) at the request of the Disclosing Party, has executed a non-disclosure or other agreement which prohibits the disclosure of the Confidential Information by such individual on terms that are consistent with the provisions of this Agreement.

5.6 Equitable Relief. The Receiving Party acknowledges that a breach of this Article will result in irreparable and immediate harm to the Disclosing Party and agrees that in the event of such breach, the Disclosing Party, in addition to any other right or relief, will be entitled to equitable relief by way of temporary or permanent injunction and to seek such other relief that any court may deem just and proper.

5.7 Conflicts. Notwithstanding this Article, the Company acknowledges that the Manager and its shareholders, directors and/or senior officers have, or will have, interests and dealings in other parties, companies, joint ventures and/or limited partnerships which are presently or may be in the future actively engaged in like or similar businesses as the Business of the Company and acknowledges that the Officers are also officers of the Manager and the Company agrees that neither the Manager nor its shareholders, directors and senior officers shall be liable to the Company for any breach of fiduciary duty or conflict of interest as a result of such other interests or dealings provided that the Manager is required to exercise its powers and discharge its duties herein in accordance with the Standard of Care. The Manager further acknowledges and agrees that neither the Company nor its shareholders, directors and senior officers will be required to offer or make available to the Manager any property or other business opportunity which the Manager or its shareholders, directors and senior officers may acquire or engage in for its/their own account, or for others, and neither the acquisition nor the pursuit of any such other property, business, venture, investment or activity will be wrongful, even if competitive with the Business of the Company.

6.     MISCELLANEOUS PROVISIONS

6.1 Notice. All notices and other communications under this Agreement will be in writing and will be delivered personally or by courier to the parties at the addresses set out on the first page of this Agreement or at such other addresses as may be advised by the parties from time to time. Any notice or communication delivered personally or by courier will be deemed to be received on the day of delivery.

6.2 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

6.3 Binding Effect. This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

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

6.4 Modification and Amendment. This Agreement may not be modified or amended except by instrument in writing signed by the parties.

6.5 Assignment. This Agreement and the rights and obligations contained in this Agreement may not be assigned by any party without the prior written consent of the other party, acting reasonably.

6.6 Further Assurances. Each of the parties to this Agreement will promptly execute such further and other documents and do such further and other acts as may be necessary to give effect to this Agreement.

6.7 Severability. If any covenant, obligation or term of this Agreement is held to be invalid or unenforceable, then the remainder of this Agreement will not be affected by the invalid or unenforceable portion and this Agreement will be construed as though it were executed without reference to the invalid or unenforceable portion of this Agreement.

6.8 Non-Waiver. No condoning, excusing or waiver by any party to this Agreement of any default, breach or non-observance by any other party to this Agreement at any time in respect of any covenant, proviso or condition contained in this Agreement will operate as a waiver of that party's rights under this Agreement, or so as to defeat or affect in any way the rights of that party, in respect of any continuing or subsequent default, breach or non-observance, and no waiver will be inferred from or implied by anything done or omitted to be done by the party having those rights.

6.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which when delivered (by facsimile or otherwise) will be deemed to be an original and all of which together will constitute one and the same document.

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IN WITNESS WHEREOF the parties have executed this Agreement on the day and year first above written.

RIVERSIDE FOREST PRODUCTS LIMITED                  TOLKO INDUSTRIES LTD.


By: /s/ J. Bradley Thorlakson                      By: /s/ J. Bradley Thorlakson
    -------------------------                          -------------------------
      Authorized Signatory                               Authorized Signatory



By: /s/ John E. Thorlakson                         By: /s/ John E. Thorlakson
    -------------------------                          -------------------------
      Authorized Signatory                               Authorized Signatory

                                       9
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                                   SCHEDULE A

                                    SERVICES


6.1 Overall direction and guidance of the Business, both operational and strategic.

6.2 Recommendations to the Board of the Company on capital expenditure programs.

6.3 Preparation of business plans and operating budgets for consideration by the Board of the Company, at such times and in such reasonable detail and format as the Board of the Company may require.

6.4 Reviewing and finalizing the business plans and operating budgets as directed and required by the Board of the Company.

6.5 Maintenance of proper and complete books, records and accounts of the Business and all operations of the Company.

6.6 Preparation and presentation of monthly and annual financial statements, and other monthly and quarterly reports as may be requested by the Company on the Company's Business and operations.

6.7 Preparation and filing of all income tax returns and assessments for the Company.

6.8 Ensuring that the Services are performed in compliance with the business plans and operating budgets approved by the Board of the Company.

6.9    Enhancing the profile of and market for the Business.

6.10 Exercising general direction and supervision over the marketing functions and activities of the Company.

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6.11   Making all day-to-day decisions in connection with or relating to the management of the Business.

6.12 Generally doing all acts matters and things necessary or desirable to properly manage the Business or as otherwise may be required by the Company, acting reasonably, or in the discretion of the Manager as would be done by a prudent manager of a business similar in nature and scale to the Business.

6.13 Obtaining and maintaining in good standing such insurance coverage for the Company and its operations and at such monetary amounts as are customary in the industry for an operation of similar size of the Company.

6.14 Obtaining and maintaining in good standing, in the name of the Company, all necessary governmental and regulatory licenses, permits or other similar approvals as may be required by the Company for the operation of the Business.

6.15 Ensuring that the Company operates its Business at all times in compliance with all applicable laws and regulations.

6.16 Preparation and filing with any necessary regulatory authorities of all required reports and other statements.

6.17 Arrange and maintain separate banking facilities and cash management services.

6.18 Keep records of the products sold to customers and supplied by suppliers, respectively, in respect of the Business.

6.19 Accounts payable and receivable services including the timely payment to the Company's creditors.

6.20 Generally doing all acts, matters and things necessary or desirable to properly administer the Business or as otherwise may be required by the Company or in the discretion of the Company as would be done by a prudent person in the administration of a business similar in nature and scale to the Business.

6.21 Administer the payroll for the Company's employees in accordance with all applicable laws (including, without limitation, the requirement to make source deductions and remittances).

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               RIVERSIDE FOREST PRODUCTS LIMITED



Date: January 18, 2005                         By: /s/ John E. Thorlakson
                                                   -----------------------------
                                                   Name:  John E. Thorlakson
                                                   Title: Director

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